Exhibit 12.1

Nuvelo, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Years Ended December 31,					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
Net Loss	$(18,547)	$(22,253)	$(36,472)	$(44,978)	$(50,187)	$(39,507)
Add: Fixed charges	1,141	1,580	3,580	4,529	4,356	4,307

Earnings as defined	(17,406)	(20,673)	(32,892)	(40,449)	(45,831)	(35,200)

Estimated interest component of rent	451	709	2,689	3,287	2,664	1,781
Interest expense (1)	690	871	891	1,242	1,692	2,526

Total fixed charges	$1,141	$1,580	$3,580	$4,529	$4,356	$4,307

Ratio (2)(3)	—	—	—	—	—	—

(1)	Includes amortization of debt issuance costs

(2)	We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have preferred stock outstanding

(3)	Earnings (as defined) for the period were insufficient to cover fixed charges